Exhibit 99.1

858 Beatty Street Suite 501 Vancouver, B.C. Canada V6B 1C1 Phone: (604) 895-2700 www.westfraser.com

News Release

West Fraser Timber Co. Ltd.

Friday, August 20, 2021

West Fraser Announces Completion of Substantial Issuer Bid

Vancouver, B.C. – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) today announced that it has taken up and purchased for cancellation a total of 10,309,278 common shares (“Shares”) at a price of C$97.00 per Share under its substantial issuer bid (“SIB”) for an aggregate purchase price of C$1.0 billion.

The Shares purchased represent approximately 8.7% of the total number of West Fraser’s issued and outstanding Shares and Class B shares at the time the SIB was announced in early July 2021. After giving effect to the SIB, West Fraser will have 106,134,898 Shares and 2,281,478 Class B shares issued and outstanding. No Class B shares were purchased under the SIB.

Based on the final count of Computershare Investor Services Inc. (“Computershare”), the depositary for the SIB, a total of 13,708,784 Shares were tendered. Since the SIB was oversubscribed, shareholders who made auction tenders at a price of C$97.00 or less per Share and purchase price tenders had approximately 91% of their successfully tendered Shares purchased by West Fraser (other than “odd lot” tenders, which were not subject to proration). Any Shares not purchased, including Shares not purchased as a result of proration, Shares tendered pursuant to auction tenders at prices higher than C$97.00 per Share or Shares that were not validly tendered, will be returned to shareholders as soon as practicable by Computershare.

Payment for the Shares accepted for purchase under the SIB will be effected by Computershare on or about August 23, 2021 in accordance with the SIB and applicable law. The Company expects to be eligible to recommence purchases under its normal course issuer bid (“NCIB”) after all Shares accepted for purchase under the SIB have been taken up.

For Canadian federal income tax purposes, a deemed dividend arises on the repurchase of Shares under the SIB. To assist shareholders in determining the Canadian tax consequences of the SIB, West Fraser has determined that for the purposes of the Income Tax Act (Canada), the paid-up capital per Share is C$17.49. West Fraser designates the entire amount of the deemed dividend arising from its repurchase of the Shares under the SIB as an “eligible dividend” for purposes of the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation.

For the purposes of subsection 191(4) of the Income Tax Act (Canada), the “specified amount” in respect of each Share is C$84.95.

The full details of the SIB are described in the offer to purchase and issuer bid circular dated July 12, 2021, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which were filed and are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell West Fraser’s shares.

The Company

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including, but not limited to, statements relating to the SIB, including the timing of payment of the purchased Shares under the SIB, the eligibility to recommence share purchases under the NCIB and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian and United States securities laws. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends and current conditions. Readers should also refer to the risk factors set forth in West Fraser’s annual information form and management’s discussion and analysis for the year ended December 31, 2020, each dated February 11, 2021, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov). There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders.

For More Information

West Fraser Investors:

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

West Fraser Media:

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com

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